EXHIBIT 23.2

Consent of independent registered public accounting firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Swift Energy Company for the registration of $500,000,000 in debt securities, common stock, preferred stock, depositary shares, warrants or unsecured guarantees of debt securities and to the incorporation by reference therein of our reports dated February 25, 2009, with respect to the consolidated financial statements of Swift Energy Company and the effectiveness of internal control over financial reporting of Swift Energy Company, included in its Annual Report on (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Houston, Texas
May 15, 2009